# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Churchill Capital Corp XI, CIK 0002074973
CUSIP: 000207497
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 4698 Truax Dr SE, Salem, Oregon (OR), 97317
Date of event which requires filing of this statement: 11/02/2026
Filed by CIK 0002078043
Persons authorized to receive notices and communications: Jay Taragin, 640 Fifth Avenue, 14th Floor, New York, New York (NY), 10019, (212) 380-7500

## Reporting persons
- Churchill Sponsor XI LLC (CIK 0002078043): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 14,597,500; shared voting power 0; sole dispositive power 14,597,500; shared dispositive power 0; aggregate amount beneficially owned 14,597,500 (6.02% of the class)
  Comment: (1) Includes (i) 14,525,000 shares of the Issuer's common stock, $0.0001 par value ("Common Stock") and (ii) 72,500 shares of Common Stock underlying private placement warrants of the Issuer ("Warrants"). Michael Klein, the former Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer, is the controlling stockholder of M. Klein Associates, Inc., which is the managing member of Churchill Sponsor XI LLC (the "Sponsor"), and accordingly Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
- M. Klein Associates, Inc. (CIK 0001751504): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 14,597,500; sole dispositive power 0; shared dispositive power 14,597,500; aggregate amount beneficially owned 14,597,500 (6.02% of the class)
  Comment: (1) Includes (i) 14,525,000 shares of Common Stock and (ii) 72,500 shares of Common Stock underlying the Warrants. Michael Klein, the former Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer, is the controlling stockholder of M. Klein Associates, Inc., which is the managing member of the Sponsor, and accordingly Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
- Michael Klein (CIK 0001327392): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 14,597,500; sole dispositive power 0; shared dispositive power 14,597,500; aggregate amount beneficially owned 14,597,500 (6.02% of the class)
  Comment: (1) Includes (i) 14,525,000 shares of Common Stock and (ii) 72,500 shares of Common Stock underlying the Warrants. Michael Klein, the former Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer, is the controlling stockholder of M. Klein Associates, Inc., which is the managing member of the Sponsor, and accordingly Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Churchill Capital Corp XI
Address of issuer's principal executive offices: 4698 Truax Dr SE, Salem, Oregon (OR), 97317
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission on December 29, 2025 (the "Initial 13D"), as previously amended by Amendment No. 1 ("Amendment No. 1") on June 26, 2026 (collectively, the "Schedule 13D") by Churchill Sponsor XI LLC, a Delaware limited liability company (the "Sponsor"), M. Klein Associates, Inc. ("M. Klein Associates") and Michael Klein (collectively, the "Reporting Persons"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in Amendment No. 1.

## Item 4. Purpose of Transaction
Purpose of transaction:
The following amends and restates the information set forth in Item 4 of Amendment No. 1 by adding the following at the end thereof:

Pursuant to the Merger Agreement, the Domestication and the Merger were completed on November 2, 2026, and November 4, 2026, respectively. Immediately prior to the Domestication, each of the 13,800,000 Class B ordinary shares of Churchill held by the Sponsor automatically converted into a Class A ordinary share of Churchill on a one-for-one basis, and effective upon the Domestication, each Class A ordinary share of Churchill converted into common stock, par value $0.0001 per share ("Common Stock"), of the Issuer on a one-for-one basis. Effective upon the Domestication, (i) each of the 725,000 private placement units held by the Sponsor (including 225,000 units issued upon settlement of Sponsor's working capital loans) separated into one share per unit and one-tenth of one whole warrant of Churchill per unit, each whole warrant exercisable for one Class A ordinary share of Churchill, (ii) each share converted into one share of Common Stock of the Issuer on a one-to-one basis, and (iii) each warrant automatically converted into a warrant to acquire Common Stock of the Issuer, which will become exercisable 30 days after the completion of the Merger.

Effective upon the completion of the Merger, the A&R Registration Rights Agreement and Advisory Agreement became effective in accordance with their terms, as previously reported.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following amends and restates the information set forth in Item 5 of Amendment No. 1:

See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover page to this Schedule 13D for the Common Stock as to which each of the Reporting Persons has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Mr. Klein is the controlling shareholder of M. Klein Associates, which is the managing member of the Sponsor and accordingly, Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4, none of the Reporting Persons has effected any transactions of Ordinary Shares or Common Stock during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The following amends the information set forth in Item 6 of Amendment No. 1:

Item 4 of this Amendment No. 2 is incorporated herein by reference.

## Signatures
- Churchill Sponsor XI LLC: /s/ Jay Taragin, By M. Klein Associates, Inc., its managing member (11/04/2026)
- M. Klein Associates, Inc.: /s/ Jay Taragin, Jay Taragin / Authorized Signatory (11/04/2026)
- Michael Klein: /s/ Michael Klein, Michael Klein (11/04/2026)